

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2018

Harrie Schippers
Chief Financial Officer
PACCAR INC
777 - 106th Ave. N.E.
Bellevue, WA 98004

      Re: PACCAR INC
      Form 10-K for Fiscal Year Ended December 31, 2017
      Filed February 21, 2018
      Form 10-Q for Fiscal Quarter Ended March 31, 2018
      Filed May 4, 2018
      File No. 001-14817

Dear Mr. Schippers:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Transportation and Leisure